UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                            File No. 069-00529

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1



                        SUNFLOWER ELECTRIC HOLDINGS, INC.

--------------------------------------------------------------------------------

                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Claimant:

         Claimant's name is Sunflower Electric Holdings, Inc. ("Sunflower") (prior to November 27, 2002, Sunflower Electric Power Corporation). Sunflower is a membership corporation under the laws of the State of Kansas with its headquarters in Hays, Kansas. Sunflower was incorporated in 1957 by its electric distribution cooperative members to provide collectively for the power supply and transmission needs of its members.

         Until the closing on November 26, 2002, of a corporate and debt restructuring (the "Restructuring"), Sunflower owned electric generating facilities and transmission lines and related properties. As part of the Restructuring, Sunflower (a) transferred substantially all of its assets and liabilities to Sunflower Electric Power Corporation (formerly, SEP Corporation), a Kansas membership corporation formed on February 14, 2002 ("SEPC"), by Sunflower's electric distribution cooperative members, (b) retained certain other infrastructure, a natural gas pipeline, plant access roads and a rail line (collectively, the "Retained Infrastructure") and (c) transferred other infrastructure to Sunflower's wholly owned subsidiary, Holcomb Common Facilities, LLC ("HCF"). The Retained Infrastructure is operated and maintained under a "triple-net" capital lease with SEPC.

         Since the Restructuring, Sunflower's only assets are the Retained Infrastructure and Sunflower's membership interest in HCF. Because Commission precedent does not clearly state that assets such as the Retained Infrastructure are not electric utility property, Sunflower may be an electric utility company or only a holding company.

         Previously, Sunflower was regulated by the Kansas Corporation Commission. Effective with the Restructuring, Sunflower's certificate to serve was transferred to SEPC.

         Subsidiary:

         HCF is a member-managed limited liability company organized by Sunflower, its sole member, on February 14, 2002. Until the closing of the Restructuring, HCF owned no property. In connection with the Restructuring, HCF received from Sunflower the coal off-loading, storage, and handling facilities, water collection and treatment facilities, ash handling and disposal facilities, a rail loop; and related equipment and inventory (collectively the "Common Facilities") existing at the Holcomb coal-fired electric generating station ("Holcomb Unit 1"). Commission precedent reviewed by Claimant does not clearly state that the Common Facilities would not be considered to be electric utility property.

     The Common Facilities will be operated and maintained by SEPC (owner of Holcomb Unit 1, which SEPC purchased from Sunflower) under a "triple-net" capital lease. If a second unit is constructed at the site, SEPC and that unit's owners will share in the cost, but SEPC will continue to operate and maintain the Common Facilities under a long term capital lease agreement with HCF.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         See description in Item 1 above.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                  0 kWh and 0 Mcf

         (b) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each company is organized.

                  0 kWh and 0 Mcf



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


         (c) Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

                  0 kWh and 0 Mcf

         (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized at the State line.

                  0 kWh and 0 Mcf

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  None.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  None.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  None.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  None.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or good(s) sold and fees or revenues under such agreement(s).

                  None.



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


                                    EXHIBIT A

         The information presented in this Exhibit A is the unaudited financial statement of SEPC as of and for the year ended December 31, 2003. Consistent with accounting principles generally accepted in the USA (GAAP) requirements (because Sunflower and HCF have capital leased all of their assets to SEPC on a "triple-net" basis and SEPC has assumed debt as payment for the entire cost of the capital lease), Sunflower and HCF do not prepare separate financial statements and they do not maintain separate books and records for financial reporting purposes. Sunflower and HCF's financial information is maintained exclusively in a Combined Statement with SEPC.



                      SUNFLOWER ELECTRIC POWER CORPORATION
                             Combined Balance Sheets
                                December 31, 2003

                                   Assets, Pledged                                           2003
                                                                                    -----------------------
         Utility plant, at cost:
            In service                                                             $        579,033,235
            Less accumulated depreciation                                                  (288,808,301)
                                                                                    -----------------------
                                                                                            290,224,934
            Construction work in progress                                                     1,813,239
                                                                                    -----------------------
                                        Total utility plant                                 292,038,173
                                                                                    -----------------------
         Investments and other assets:
            Capital term certificates of the National Rural
                   Utilities Cooperative Finance Corporation                                  2,193,684
            Investments in associated organizations                                           3,543,730
            Escrowed funds                                                                      518,018
                                                                                    -----------------------
                                        Total investments and other assets                    6,255,432
                                                                                    -----------------------
         Current assets:
            Cash and cash equivalents                                                         2,419,657
                                                                                    -----------------------
            Accounts receivable:
                   Members                                                                      518,919
                   Nonmembers                                                                 2,144,351
                   Other                                                                        240,686
                                                                                    -----------------------
                                                                                              2,903,956
                                                                                    -----------------------
            Inventories:
                   Fuel                                                                       2,754,143
                   Materials and supplies                                                     7,012,178
                                                                                    -----------------------
                                                                                              9,766,321
            Prepayments and other current assets                                                978,676
                                                                                    -----------------------
                                        Total current assets                                 16,068,610
         Deferred charges                                                                     3,287,247
                                                                                    -----------------------
                                                                                   $        317,649,462
                                                                                    =======================



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





                                       SUNFLOWER ELECTRIC POWER CORPORATION
                                              Combined Balance Sheets
                                                 December 31, 2003


                            Capitalization and Liabilities                                   2003
                                                                                    -----------------------
         Capitalization:
              Long-term obligations, less current maturities                       $        380,353,066
              Obligations under capital leases, less current portion                         10,357,652
                                                                                    -----------------------
              Member and patron deficit:
                   Memberships                                                                      990
                   Donated capital                                                               77,989
                   Accumulated deficit                                                      (95,780,101)
                                                                                    -----------------------
                                  Total member and patron deficit                           (95,701,122)
                                                                                    -----------------------
                                  Total capitalization                                      295,009,596
                                                                                    -----------------------
         Current liabilities:
              Current maturities of long-term obligations                                    13,606,923
              Current portion of obligations under capital leases                               439,414
              Accounts payable                                                                2,514,116
              Accrued liabilities:
                   Taxes other than income taxes                                              3,131,848
                   Other                                                                      2,847,567
                                                                                    -----------------------
                                  Total current liabilities                                  22,539,868
                                                                                    -----------------------
         Deferred credits                                                                       100,000
         Commitments and contingencies                                                              --
                                                                                    -----------------------
                                                                                   $        317,649,464
                                                                                    =======================





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




                                       SUNFLOWER ELECTRIC POWER CORPORATION
                                         Combined Statements of Operations
                                           Year ended December 31, 2003


                                                                                             2003
                                                                                    -----------------------
         Operating revenue:
                Member power sales                                                 $         79,103,610
                Nonmember power sales                                                        35,629,845
                Other                                                                         4,681,340
                                                                                    -----------------------
                                              Total operating revenue                       119,414,795
                                                                                    -----------------------
         Operating expenses:
                Operations:
                        Production and other power supply, net                               55,977,192
                        Transmission                                                          6,412,998
                Maintenance:
                        Production                                                            9,296,349
                        Transmission                                                          1,528,059
                Administrative and general                                                    6,691,443
                Depreciation                                                                 11,953,070
                Taxes other than income taxes                                                    28,750
                                                                                    -----------------------
                                              Total operating expenses                       91,887,861
                                                                                    -----------------------
                                              Electric operating margin                      27,526,934
         Less interest expense                                                              (27,141,882)
         Other additions                                                                        (93,235)
                                                                                    -----------------------
                                              Operating margin                                  291,817
                                                                                    -----------------------
         Nonoperating margins:
                Interest income                                                                 138,838
                Other, net                                                                      597,477
                                                                                    -----------------------
                                              Total nonoperating margins                        736,315
                                                                                    -----------------------
                                              Net margins                       $             1,028,132
                                                                                    =======================





                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

         None.



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








         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.



                                         SUNFLOWER ELECTRIC HOLDINGS, INC.



                               By:   /s/ L. Christian Hauck
                                         -------------------------------------
                                         L. Christian Hauck
                                         President and Chief Executive Officer




CORPORATE SEAL

Attest:

By:      /s/ L. Earl Watkins, Jr.
         ------------------------
             L. Earl Watkins, Jr.
             Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           L. Christian Hauck
                           President and Chief Executive
                           Officer Sunflower Electric Holdings, Inc.
                           301 West 13th Street
                           P.O. Box 980
                           Hays, Kansas 67601-0980

                           Phone Number:      785-623-3333
                           Facsimile Number:  785-623-3308
                           E-mail address:  c.hauck@sunflower.net





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